METALLA REPORTS FINANCIAL RESULTS FOR THE 2024 FISCAL YEAR

AND PROVIDES ASSET UPDATES

(All dollar amounts are in thousands of United States dollars unless otherwise indicated, except for shares, per ounce, and per share amounts)

FOR IMMEDIATE RELEASE	TSXV: MTA
March 27, 2025	NYSE American: MTA

Vancouver, Canada:  Metalla Royalty & Streaming Ltd. ("Metalla" or the "Company") (TSXV: MTA) (NYSE American: MTA) announces its operating and financial results for the year ended December 31, 2024. Metalla has also filed with the U.S. Securities and Exchange Commission (the "SEC") its SEC Annual Report on Form 40-F for the year ended December 31, 2024. The Form 40-F includes the Company's Annual Information Form, audited financial statements and management's discussion & analysis for the year ended December 31, 2024. For complete details of the consolidated financial statements and accompanying management's discussion and analysis for the year ended December 31, 2024, please see the Company's filings on SEDAR+ (www.sedarplus.ca) or EDGAR (www.sec.gov). Shareholders are encouraged to visit the Company's website at www.metallaroyalty.com.

Metalla shareholders may receive a hard copy of the Company's complete audited financial statements for the year ended December 31, 2024, free of charge, upon request. For further information please visit the Company website at https://www.metallaroyalty.com/financial-reports/.

Brett Heath, CEO of Metalla, commented, “2024 marked another positive year for Metalla, with first production milestones achieved at Tocantinzinho and La Guitarra. Looking ahead to 2025, Endeavor is expected to commence operations with first cash flows expected in Q2, providing additional GEO growth in the second half of 2025. Amalgamated Kirkland is scheduled to begin production in Q4. Côté/Gosselin continues to demonstrate its world-class potential as IAMGOLD plans for an additional 45,000 meters of drilling, and there is potential to incorporate an updated resource base estimate of the Côté and Gosselin zones into the mine plan in 2026.”

Mr. Heath continued, “Regarding Copper World, now that the major permits for the project are in place, we anticipate Hudbay will look to secure a minority joint venture partner in the near future, with the potential for a final investment decision in 2026. Taca Taca has made key advancements towards receiving their final EIS permit and First Quantum is preparing an update of Taca Taca’s NI 43-101 Technical Report, and plans to submit an application for the RIGI regime, a new incentive regime in Argentina for large investments. In summary, we have seen and are expecting several more positive milestones to be reached in 2025. We are well-positioned to build on the momentum from 2024, driving substantial year-over-year growth in GEO production and free cash flow.”

COMPANY HIGHLIGHTS

Below are key Company highlights for year ended December 31, 2024, and subsequent period:

  For the year ended December 31, 2024, the Company received or accrued payments on 2,481 attributable Gold Equivalent Ounces ("GEOs") at an average realized price of $2,411 and an average cash cost of $19 per attributable GEO (see Non-IFRS Financial Measures);
  For the year ended December 31, 2024, the Company recognized revenue from royalty and stream interests, including fixed royalty payments, of $5.9 million, net loss of $5.5 million, and Adjusted EBITDA of $1.4 million (see Non-IFRS Financial Measures);
  For the year ended December 31, 2024, the Company generated operating cash margin of $2,401 per attributable GEO from the Wharf, Tocantinzinho, El Realito, Aranzazu, La Encantada, La Guitarra, the New Luika Gold Mine ("NLGM") stream held by Silverback Ltd., and other royalty interests (see Non-IFRS Financial Measures);
  On January 13, 2025, Beedie Capital ("Beedie") elected to convert C$1.5 million of the accrued and unpaid interest under the existing loan facility between Metalla and Beedie at a conversion price of C$3.64 per share, being the closing price of the shares of Metalla on the TSX-V on January 13, 2025, for a total of 412,088 common shares of the Company ("Common Shares"), which were issued on February 4, 2025. Following the conversion, Beedie owned approximately 10.3% of the outstanding Common Shares. Additionally, on January 31, 2025, the Company made a payment of C$2.0 million to Beedie to reduce all accrued fees and the accrued interest to $Nil as of the payment date;
  On December 9, 2024, the Company announced the appointment of Chris Beer to the board of directors of the Company as an independent director;
  On September 3, 2024, G Mining Ventures Corp. ("G Mining") announced it had achieved commercial production at Tocantinzinho with the mill operating at 76% of nameplate throughput (9,817 tpd), processing a total of 304 Kt of ore at a recovery rate of 88%. G Mining expects to continue to ramp up production through H2-2024, targeting nameplate throughput of 12,890 tpd by Q1-2025. G Mining disclosed that commercial production was reached at Tocantinzinho on time and on budget;
  On July 30, 2024, Sierra Madre Gold & Silver Ltd. ("Sierra Madre") announced the first shipments of silver and gold concentrates from La Guitarra;
  On July 24, 2024, the Company announced the appointment of Jason Cho as President of the Company. Concurrently with his appointment, Mr. Cho made a C$1.0 million equity investment into the Company, for the acquisition of 250,000 Common Shares at C$4.00 per Common Share by way of private placement that closed on August 9, 2024;
  On July 15, 2024, Metalla published its inaugural Asset Handbook outlining the Company's gold, silver, and copper royalties and streams. The Asset Handbook is available on the Company's website; and

  Effective August 8, 2024, the Company adopted a minimum share ownership policy applicable to directors and officers of the Company in order to further align the financial interest of Metalla's leadership with the Company's shareholders. The policy requires, subject to various provisions, that: (i) the CEO own Common Shares with a fair market value equal to five times his annual base salary; (ii) the CFO and other officers own Common Shares with a fair market value equal to two times their annual base salary; and (iii) non-executive directors own Common Shares with a fair market value equal to two times their annual cash retainer. Directors and officers will have three years to ensure they are in compliance with the newly adopted policy.

OUTLOOK

In 2025, the Company expects to receive or accrue payments on 3,500 to 4,500 attributable GEOs(1). Primary sources of cash flows from royalties and streams for 2025 are expected to include Tocantinzinho, Wharf, Endeavor, Aranzazu, La Encantada, and La Guitarra. Achievement of this guidance will be partially dependent on the ramp up at Endeavor as the mine is currently anticipated to deliver first production in the second quarter of 2025.

(1) For the methodology used to calculate attributable GEOs, see Non-IFRS Financial Measures.

ASSET UPDATES

Below are updates for the three months ended December 31, 2024, and subsequent period to certain of the Company's assets, based on information publicly filed by the applicable project owner:

Tocantinzinho

On February 20, 2025, G Mining announced an updated Reserve and Resource estimate where infill drilling and integration of grade control data led to an upward revision of the resource estimate, successfully replacing Mineral Reserves. As of year-end 2024, Proven Mineral Reserves totaled 1.06 Moz at 1.23 g/t gold, Probable Mineral Reserves totaled 0.97 Moz at 1.24 g/t gold, Measured and Indicated Resources totaled 2.19 Moz at 1.22 g/t gold (Inclusive) and Inferred Resources totaled 27 Koz at 1.12 g/t gold. G Mining also stated that in 2025 near-mine exploration of $2 million is planned to test the extension at depth and on the northwest limb of the deposit and a regional exploration budget of $9 million is planned for 2025 to test targets within a 5 km radius with the primary goal to identify additional deposits.

On January 21, 2025, G Mining announced annual gold production for 2025 is forecasted to range between 175 - 200 Koz with gold output expected to be higher in the second half of the year (56%) primarily due to higher grade ore accessibility in the mine plan.

Metalla accrued 357 GEOs from Tocantinzinho for the fourth quarter of 2024 and 424 GEOs for the 2024 fiscal year.

Metalla holds a 0.75% GVR royalty on Tocantinzinho.

Wharf

On February 19, 2025, Coeur Mining, Inc. ("Coeur") reported 2024 fourth quarter production of 22.5 Koz gold and has outlined full year guidance for 2025 at Wharf of 90 - 100 Koz gold. Exploration investment during the quarter totaled $3 million focused on an expanded drill program to meaningfully extend the mine life. In 2025, Coeur has stated that expansion and infill drilling will continue to focus on the Juno and North Foley deposits with exploration investment expected to be $7-10 million.

On February 18, 2025, Coeur announced that mine optimization initiatives drove Measured and Indicated Resources for gold to more than double and Inferred Resources for gold to more than triple. At year end, Proven and Probable Reserves totaled 757 Koz at 0.81 g/t gold, Measured Resources totaled 175 Koz at 0.53 g/t gold, Indicated Resources totaled 845 Koz at 0.53 g/t gold, and Inferred Resources totaled 470 Koz at 0.56 g/t gold.

Metalla accrued 137 GEOs from Wharf for the fourth quarter of 2024 and 679 GEOs for the 2024 fiscal year.

Metalla holds a 1.0% GVR royalty on the Wharf mine.

Aranzazu

On February 26, 2025, Aura Minerals Inc. ("Aura") announced fourth quarter 2024 production at Aranzazu totaled 23.4 K GEOs (as defined by Aura). Aura has provided 2025 production guidance to be in the range of 88,000 to 97,000 GEOs (as defined by Aura). In their year-end MD&A Aura stated that they had initiated molybdenum recovery from the Aranzazu process plant, the facility is expected to add approximately 3,000 to 3,500 GEOs (as defined by Aura) annually to production.

Aura also stated in their year-end MD&A that during the fourth quarter of 2024, exploration in the Glory Hole zone at Aranzazu confirmed the continuity of the mineralized skarn in the deeper levels with significant intercepts of 1.6% copper, 0.5 g/t gold, 19 g/t silver over 23 meters and 1.08% copper, 0.19 g/t gold, 10 g/t silver over 8 meters. In addition, exploration in the Esperanza zone at Aranzazu confirmed the deep extension of the La Esperanza copper-gold skarn body where highlight intercepts include 1.04% copper, 0.47 g/t gold, 13 g/t silver over 16 meters.

Metalla accrued 186 GEOs from Aranzazu for the fourth quarter of 2024 and 779 GEOs for the 2024 fiscal year.

Metalla holds a 1.0% NSR royalty on the Aranzazu mine.

La Guitarra

On January 9, 2025, Sierra Madre announced full commercial production at the La Guitarra complex commenced effective January 1, 2025. The process plant, underground mine and all aspects of the operation have been running at the current capacity of 500 tonnes per day over the past 90 days.

Metalla accrued 25 GEOs from La Guitarra for the fourth quarter of 2024 and 45 GEOs for the 2024 fiscal year.

Metalla holds a 2.0% NSR Royalty on La Guitarra, subject to a 1.0% buyback for $2.0 million.

La Encantada

On February 20, 2025, First Majestic Silver Corp. ("First Majestic") reported in their year-end MD&A production of 26 oz of gold from La Encantada in the fourth quarter of 2024. Since successfully identifying a water source in the first quarter of 2024, First Majestic announced ore processing, silver grades, and silver recovery improved in the fourth quarter compared to the third quarter, with the return to normal operations following the recovery of water inventory levels. During the fourth quarter, two surface drill rigs and one underground rig completed 3,044 meters of drilling on the property and for 2025, an estimated 5,600 meters of drilling is expected to develop the Ojuelas and Milagros ore bodies for 2025 production. Other planned initiatives to increase production levels include the use of lead nitrate to increase processing recoveries, increased ore blending options, and supplementing haulage to increase mining rates.

Metalla accrued 73 GEOs from La Encantada for the fourth quarter of 2024 and 171 GEOs for the 2024 fiscal year.

Metalla holds a 100% GVR royalty on gold produced at the La Encantada mine limited to 1.0 Koz annually.

Endeavor

On February 10, 2025, Polymetals Resources Ltd. ("Polymetals") announced a A$35 million equity capital raise to strengthen the balance sheet and plans to accelerate near-mine and regional exploration activities. With a pro forma cash position of ~$37 million and ~$26 million in undrawn debt finance facilities, Polymetals indicated that it is well positioned to transition towards first silver and zinc production in the second quarter of 2025.

Metalla holds a 4.0% NSR royalty on lead, zinc and silver produced from Endeavor.

Côté-Gosselin

On January 14, 2025, IAMGOLD Corporation ("IAMGOLD") announced exploration expenditures for Côté in 2025 will be approximately $18.6M and include more than 45,000 meters of drilling related to Gosselin. Diamond drilling will continue targeting resource conversion of Inferred Mineral Resources to Indicated Mineral Resources at Gosselin, testing the gap area between the Gosselin and Côté zones and testing the breccia mineralization at depth.

On February 20, 2025, IAMGOLD reported that approximately 35,000 meters of expansion and delineation drilling originally planned for the Gosselin zone for 2024, was increased mid-year for a total completed drilling program at Gosselin of 40,400 meters. The 2025 drilling plan entails the continuation of the ongoing drilling program targeting resource conversion of Inferred Mineral Resources to Indicated in the Gosselin zone, the testing of the southern and northeastern extensions, as well as testing the breccias at depth for a total of 45,000 meters planned. IAMGOLD also stated that technical studies are progressing to advance metallurgical testing, conduct mining and infrastructure studies to review options for potential inclusion of the Gosselin deposit into a future Côté Gold LOM plan.

Metalla holds a 1.35% NSR royalty that covers less than 10% of the Côté Reserves and Resources estimate and covers all of the Gosselin Resource estimate.

Taca Taca

On February 11, 2025, First Quantum Minerals Ltd. ("First Quantum") reported in their year-end MD&A that key Environmental and Social Impact Assessment (ESIA) milestones were met at Taca Taca during the fourth quarter of 2024, including an independent evaluation by SEGEMAR (Argentinian Geological and Mining Service). The ESIA continues to be reviewed by the Secretariat of Mining of Salta Province. First Quantum also stated that it is preparing an update of the Taca Taca's NI 43-101 Technical Report, and plans to submit an application for the RIGI regime, a new incentive regime for large investments created by the Argentine government.

Metalla holds a 0.42% NSR royalty on Taca Taca subject to a buyback based on the amount of Proven Reserves in a feasibility study multiplied by the prevailing market prices of all applicable commodities.

Wasamac

On February 13, 2025, Agnico Eagle Mines Ltd. ("Agnico") reported the initial declaration at Wasamac of Proven and Probable Mineral Reserves of 1.38 Moz at 2.9 g/t gold, Indicated Resources of 667 Koz at 2.19 g/t gold (exclusive), and Inferred Resources of 312 Koz at 1.65 g/t gold. This is the first declaration of Mineral Reserves by Agnico at Wasamac since its acquisition from Yamana Gold Inc. in 2023.

Agnico reported that it plans to spend $2.3 million to drill 10,000 meters at Wasamac in 2025 and an additional $6.8 million is expected to be spent in 2025 for further technical evaluation to assess various scenarios regarding optimal mining rates and milling strategies.

Metalla holds a 1.5% NSR royalty on the Wasamac project subject to a buyback of 0.5% for C$7.5 million.

Copper World

On January 2, 2025, Hudbay Minerals Inc. ("Hudbay") announced the receipt of the air quality permit for the Copper World project from the Arizona Department of Environmental Quality. The permit was the final major permit required for the development and operation and Hudbay stated that the definitive feasibility study is on track with completion of the study expected in the first half of 2026. Hudbay also announced it intends to commence a minority joint venture partner process early 2025 and potentially sanction Copper World in 2026.

Metalla holds a 0.315% NSR royalty on Copper World with the right of first refusal to acquire an additional 0.360% of the NSR royalty.

Amalgamated Kirkland and North AK

On February 13, 2025, Agnico announced that Amalgamated Kirkland ("AK") ores will be processed at the LZ5 mill at LaRonde beginning in the fourth quarter of 2025. Production from the AK deposit is forecast to be approximately 10 Koz gold in 2025, and 50 - 60 Koz gold in 2026 and in 2027.

Metalla holds a 0.45% NSR royalty on the Amalgamated Kirkland and North AK properties.

CentroGold

On February 20, 2025, G Mining announced an updated Mineral Resource at CentroGold showing Indicated Resources of 1.83 Moz at 1.31 g/t gold and Inferred Resources of 770 Koz at 1.29 g/t gold. The resource estimate is comprised of three deposits, Blanket, Contact and Chega Tudo. G Mining noted that although Blanket and Contact are spatially close, only a few drill holes tested the continuity of grade between the two deposits, representing an opportunity for growth in Mineral Resources in the future. A budget of $2-4 million has been allocated to CentroGold in 2025.

Metalla holds a 1.0% NSR royalty on the first 500 koz of production, 2.0% NSR royalty on the next 1 Moz, and 1.0% NSR royalty thereafter on the CentroGold project.

Fosterville

On February 13, 2025, Agnico reported that Fosterville produced 37.1 Koz of gold in the fourth quarter of 2024. Agnico continues to focus on productivity gains and cost control at the mine and the mill to maximize throughput as gold grades continue to decline with the depletion of the Swan zone. During the year, Fosterville added 543 Koz in the Inferred Resource category mainly from successful drilling at Lower Phoenix and Robbins Hill. A total of 44,500 meters of drilling is expected by Agnico during 2025, focused on the extension of Mineral Reserves and Mineral Resources at Lower Phoenix and Robbins Hill. Agnico has announced that an additional 39,800 meters of drilling will target new geological targets on the land package.

Metalla holds a 2.5% GVR royalty on the northern and southern extensions of the Fosterville mining license and other areas in the land package.

Castle Mountain

On March 14, 2025, Equinox Gold Corp. ("Equinox") reported in its 2024 year-end MD&A that it is continuing to advance engineering and permitting for the Castle Mountain Phase 2 expansion. Equinox reiterated its expectation that the lead agencies will publish a notice of intent in 2025, which would commence the formal permitting review process. Furthermore, a memorandum of understanding ("MOU") has been approved among the project lead agencies to prepare the joint Environmental Impact Statement/Environmental Impact Report ("EIS/ESR"). The MOU is expected to be signed the first half of 2025 and once signed the EIS/EIR stage of formal environmental analysis is expected to occur throughout 2025 and 2026.

Metalla holds a 5.0% NSR royalty on the South Domes area of the Castle Mountain mine.

El Realito

On February 13, 2025, Agnico reported that residual leeching activities at La India have been completed and pre-closure activities are ongoing. Metalla accrued 2 GEOs from El Realito for the fourth quarter of 2024 and 275 GEOs for the 2024 fiscal year.

The Company has reclassified the royalty to the development stage effective December 31, 2024, as management does not expect any further production from El Realito without further exploration on the underground potential at the property. The NSR royalty's has a book value of $Nil as at December 31, 2024.

Metalla holds a 2.0% NSR royalty on the El Realito deposit which is subject to a 1.0% buyback right for $4.0 million.

Tower Mountain

On January 7, 2025, Thunder Gold Corp. announced the results of the drill program on the P-Target at Tower Mountain. Highlight intercepts include 1.93 g/t gold over 54.2 meters including 3.64 g/t gold over 10.5 meters and 1.77 g/t gold over 25.5 meters including 3.55 g/t gold over 7.6 meters.

Metalla holds a 2.0% NSR royalty on Tower Mountain.

Saturday Night

On February 28, 2025, Transition Metals Corp. reported that drilling confirmed a significant Ni-Cu-PGM mineralized interval near the base of a larger midcontinent rift-style instruction with a highlight intercept of 1.04 g/t PGEs (gold, platinum and palladium) with 0.19% copper over 14 meters.

Metalla holds a 1.0% NSR royalty on Saturday Night.

Black Ridge

On December 18, 2024, Ridgeline Minerals reported that Nevada Gold Mines proposed a 2024 exploration budget of $200K to fund the next phase of field mapping and geochemical surveys to support a maiden drill program in 2025.

Metalla holds a 0.5% NSR royalty on Black Ridge.

Dundonald

On October 3, 2024, Class 1 Nickel and Technologies Ltd. reported an updated mineral resource estimate for the Dundonald South Nickel deposit. Total Indicated Resources were 31.6 Mlbs at 0.52% nickel and 1.06 Mlbs at 0.02% copper and Inferred Resources were 37.6 Mlbs at 0.43% nickel and 1.27 Mlbs at 0.01% copper.

Metalla holds a 1.25% NSR royalty at Dundonald.

QUALIFIED PERSON

The technical information contained in this news release has been reviewed and approved by Charles Beaudry, geologist M.Sc., member of the Association of Professional Geoscientists of Ontario and of the Ordre des Géologues du Québec. Mr. Beaudry is a QP as defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101").

ABOUT METALLA

Metalla is a precious and base metals royalty and streaming company with a focus on gold, silver, and copper royalties and streams. Metalla provides shareholders with leveraged metal exposure through a diversified and growing portfolio of royalties and streams. Our strong foundation of current and future cash-generating asset base, combined with an experienced team gives Metalla a path to become one of the leading gold, silver, and copper companies for the next commodities cycle.

For further information, please visit our website at www.metallaroyalty.com

ON BEHALF OF METALLA ROYALTY & STREAMING LTD.

(signed) "Brett Heath"

CEO

CONTACT INFORMATION

Metalla Royalty & Streaming Ltd.

Brett Heath, CEO

Phone: 604-696-0741

Email: info@metallaroyalty.com

Kristina Pillon, Investor Relations

Phone: 604-908-1695

Email: kristina@metallaroyalty.com

Website: www.metallaroyalty.com

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accept responsibility for the adequacy or accuracy of this release.

Non-IFRS Financial Measures

Metalla has included certain performance measures in this press release that do not have any standardized meaning prescribed by International Financial Reporting Standards (IFRS) including (a) attributable gold equivalent ounces (GEOs), (b) average cash cost per attributable GEO, (c) average realized price per attributable GEO, (d) operating cash margin per attributable GEO, and (e) Adjusted EBITDA. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance and ability to generate cash flow.

(a) Attributable GEOs

Attributable GEOs are a non-IFRS financial measure that is composed of gold ounces attributable to the Company, calculated by taking the revenue earned by the Company in the period from payable gold, silver, copper and other metal ounces attributable to the Company divided by the average London fix price of gold for the relevant period. In prior periods the GEOs included an amount calculated by taking the cash received or accrued by the Company in the period from the derivative royalty asset divided by the average London fix gold price for the relevant period. The Company presents attributable GEOs as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry who present results on a similar basis. The Company's attributable GEOs for the year ended December 31, 2024, were:

Year ended
Attributable GEOs during the period from:	December 31, 2024
Wharf	679
El Realito	275
La Encantada	171
Aranzazu	779
Tocantinzinho	424
La Guitarra	45
NLGM	108
Total attributable GEOs	2,481

(b) Average cash cost per attributable GEO

Average cash cost per attributable GEO is a non-IFRS financial measure that is calculated by dividing the Company's total cash cost of sales, excluding depletion by the number of attributable GEOs. The Company presents average cash cost per attributable GEO as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry who present results on a similar basis. The Company's average cash cost per attributable GEO for the year ended December 31, 2024, was:

Year ended
December 31, 2024
Cost of sales for NLGM	$26
Total cash cost of sales	26
Total attributable GEOs	2,481
Average cash cost per attributable GEO	$10

(c) Average realized price per attributable GEO

Average realized price per attributable GEO is a non-IFRS financial measure that is calculated by dividing the Company's revenue, excluding any revenue earned from fixed royalty payments, by the number of attributable GEOs. The Company presents average realized price per attributable GEO as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry that present results on a similar basis. The Company's average realized price per attributable GEO for year ended December 31, 2024, was:

Year ended
December 31, 2024
Royalty revenue (excluding fixed royalty payments)	$5,725
Revenue from NLGM	257
Sales from stream and royalty interests	5,982
Total attributable GEOs sold	2,481
Average realized price per attributable GEO	$2,411

(d) Operating cash margin per attributable GEO

Operating cash margin per attributable GEO is a non-IFRS financial measure that is calculated by subtracting the average cast cost price per attributable GEO from the average realized price per attributable GEO. The Company presents operating cash margin per attributable GEO as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry that present results on a similar basis.

(e) Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure which excludes from net income taxes, finance costs, depletion, impairment charges, foreign currency gains/losses, share based payments, and non-recurring items. Management uses Adjusted EBITDA to evaluate the Company's operating performance, to plan and forecast its operations, and assess leverage levels and liquidity measures. The Company presents Adjusted EBITDA as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry who present results on a similar basis. However, Adjusted EBITDA does not represent, and should not be considered an alternative to net income (loss) or cash flow provided by operating activities as determined under IFRS. The Company's adjusted EBITDA for the year ended December 31, 2024, was:

Year ended
December 31, 2024
Net loss	$(5,476)
Adjusted for:
Interest expense	1,977
Finance charges	339
Income tax provision	52
Depletion	2,509
Foreign exchange gain	(612)
Share-based payments	2,632
Adjusted EBITDA	$1,421

(e) Adjusted working capital

Adjusted working capital is a non-IFRS measure which is calculated by taking the Company's current assets less its current liabilities, excluding the Convertible Loan Facility. The Company presents working capital, adjusted for the Convertible Loan Facility, as the classification of the Convertible Loan Facility as a current liability is driven by changes in classification requirements under IFRS and not because the Company expects that liability to be settled in cash within the next twelve months. The Company believes that the exclusion of the Convertible Loan Facility from adjusted working capital gives a more accurate picture of the liquidity of the Company. Adjusted working capital is not a standardized financial measure under IFRS and therefore may not be comparable to similar measures presented by other companies. The Company's adjusted working capital as at December 31, 2024, was:

As at
December 31, 2024
Total current assets	$12,956
Less:
Total current liabilities	(13,881)
Working capital	(925)
Adjusted for:
Convertible loan facility	12,693
Adjusted working capital	$11,768

Refer the Company's MD&A for the year ended December 31, 2024, which is available on SEDAR+ at www.sedarplus.ca, for a numerical reconciliation of the non-IFRS financial measures described above. The presentation of these non-IFRS financial measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these non-IFRS financial measures differently.

Future-Oriented Financial Information

This news release contains future-oriented financial information and financial outlook information (collectively, "FOFI") about the Company's revenues from royalties, streams, and other projects, which are subject to the same assumptions, risk factors, limitations and qualifications set forth in the paragraphs below. FOFI contained in this news release was made as of the date of this news release and was provided for the purpose of providing further information about Metalla's anticipated future business operations. Metalla disclaims any intention or obligation to update or revise any FOFI contained in this press release, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law. FOFI contained in this news release should not be used for purposes other than for which it is disclosed herein.

Technical and Third-Party Information

Metalla has limited, if any, information on or access to the properties on which Metalla(or any of its subsidiaries) holds a royalty, stream or other interest and has no input into exploration, development or mining plans, decisions or activities on any such properties. Metalla is dependent on (i) the operators of the mines or properties and their qualified persons to provide technical or other information to Metalla, or (ii) publicly available information to prepare disclosure pertaining to properties and operations on the mines or properties on which Metalla holds a royalty, stream or other interest, and generally has limited or no ability to independently verify such information. Although Metalla does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate. Some information publicly reported by operators may relate to a larger property than the area covered by Metalla's royalty, stream or other interests. Metalla's royalty, stream or other interests can cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, resources and production of a property.

Unless otherwise indicated, the technical and scientific disclosure contained or referenced in this press release, including any references to mineral resources or mineral reserves, was prepared in accordance with Canadian NI 43-101, which differs significantly from the requirements of the U.S. Securities and Exchange Commission (the "SEC") applicable to U.S. domestic issuers. Accordingly, the scientific and technical information contained or referenced in this press release may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

"Inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.

Cautionary Note Regarding Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" (collectively, "forward-looking statements") within the meaning of applicable securities legislation. The forward-looking statements herein are made as of the date of this press release only and the Company does not intend to and does not assume any obligation to update or revise them except as required by applicable law.

All statements included herein that address events or developments that we expect to occur in the future are forward-looking statements. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budgets", "scheduled", "estimates", "forecasts", "predicts", "projects", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements in this press release include, but are not limited to, statements regarding: future events or future performance of Metalla; the completion of the Company's royalty purchase transactions; the Company's plans and objectives; the Company's future financial and operational performance;  expectations regarding stream and royalty interests owned by the Company; the satisfaction of future payment obligations, contractual commitments and contingent commitments by Metalla; management's statements regarding the start and increase of production at properties on which Metalla holds royalties and streams, and the timing thereof;  the near-mine exploration program planned for 2025 at Tocantinzinho, its costs and purpose; the regional exploration budget for 2025 at Tocantinzinho, its purpose and goals; the expected annual gold production for 2025 at Tocantinzinho; the resumption of normal course operations at Wharf; the expected 2025 production guidance at Wharf; the expansion and infill drilling in 2025 at Wharf, its focus and investment; the expected 2025 production guidance at Aranzazu; the GEOs that Aranzazu processing plan is expected to add; the resolution of water availability at La Guitarra; the expected drilling at La Encantada in 2025; the planned initiatives at La Encantada to increase production levels; the completion of Polymetals' announced equity capital raise; the commencement of production and first cash flows at Endeavor and the anticipated timing thereof; the exploration expenditures for Côté in 2025; the target of diamond drilling at Côté; the 2025 drilling plans at Gosselin; the technical studies regarding the potential inclusion of the Gosselin deposit into a future Côté Gold LOM plan;  the review of the ESIA for Taca Taca by the Secretariat of Mining of Salta Province; the update to Taca Taca's NI 43-101 Technical Report; the plans to submit an application for the RIGI regime; the expected expenditures by Agnico at Wasamac in 2025; the completion of a definitive feasibility study for Copper World and the timing thereof; Hudbay's process to identify a minority joint venture partner for Copper World; and the timing thereof; the sanctioning of Copper World and the timing thereof; the processing of AK ores at the LZ5 mil at La Ronde and the timing thereof; the expected production at AK in 2025, 2026 and 2027; the budget allocated to CentroGold in 2025; the expected drilling in Fosterville, its goals, targets and the timing thereof; the advancement of engineering and permitting for the Castle Mountain Phase 2 expansion; the receipt of a notice of intent in connection with the mine permitting for Castle Mountain, the commencement of the formal permitting review and the anticipated timing thereof; the execution of the MOU, the EIS/EIR stage and the timing thereof; the pre-closure activities at El Realito; the maiden drill program in Black Ridge, the budget and the timing thereof; that the interest in the A&R Loan Facility will revert to a cash interest payment and the timing thereof; the amount and timing of the attributable GEOs expected by the Company in 2025; the availability of cash flows from the Wharf, Aranzazu, Tocantinzinho, La Guitarra, Endeavor, and La Encantada royalties and streams; royalty payments to be paid to Metalla by property owners or operators of mining projects pursuant to each royalty interest; the future outlook of Metalla and the mineral reserves and resource estimates for the properties with respect to which the Metalla has or proposes to acquire an interest; future gold, silver and copper prices; other potential developments relating to, or achievements by, the counterparties for the Company's stream and royalty agreements, and with respect to the mines and other properties in which the Company has, or may acquire, a stream or royalty interest; costs and other financial or economic measures; prospective transactions; growth and achievements; financing and adequacy of capital;  future payment of dividends; future public and/or private placements of equity, debt or hybrids thereof; and the Company's ability to fund its current operational requirements and capital projects.

Such forward-looking statements reflect management's current beliefs and are based on information currently available to management. Forward-looking statements are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties, and contingencies. Forward-looking statements are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Metalla to control or predict, that may cause Metalla's actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: risks related to commodity price fluctuations; the absence of control over mining operations from which Metalla will purchase precious metals pursuant to gold streams, silver streams and other agreements or from which it will receive royalty payments pursuant to net smelter returns, gross overriding royalties, gross value royalties and other royalty agreements or interests and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined; risks related to exchange rate fluctuations; that payments in respect of streams and royalties may be delayed or may never be made; risks related to Metalla's reliance on public disclosure and other information regarding the mines or projects underlying its streams and royalties; that some royalties or streams may be subject to confidentiality arrangements that limit or prohibit disclosure regarding those royalties and streams; business opportunities that become available to, or are pursued by, Metalla; that Metalla's cash flow is dependent on the activities of others; that Metalla has had negative cash flow from operating activities in the past; that some royalty and stream interests are subject to rights of other interest-holders; that Metalla's royalties and streams may have unknown defects; risks related to Metalla's two material assets, the Côté property and the Taca Taca property; risks related to general business and economic conditions; risks related to global financial conditions, risks related to geopolitical events and other uncertainties, such as the conflict in the Middle East and Ukraine; risks related to epidemics, pandemics or other public health crises, including the novel coronavirus global health pandemic, and the spread of other viruses or pathogens, and the spread of other viruses or pathogens, and the potential impact thereof on Metalla's business, operations and financial condition; that Metalla is dependent on its key personnel; risks related to Metalla's financial controls; dividend policy and future payment of dividends; competition among mineral royalty companies and other participants in the global mining industry; that project operators may not respect contractual obligations; that Metalla's royalties and streams may be unenforceable; risks related to potential conflicts of interest of Metalla's directors and officers; that Metalla may not be able to obtain adequate financing in the future;  risks related to Metalla's current credit facility and financing agreements; litigation; title, permit or license disputes related to interests on any of the properties in which Metalla holds, or may acquire, a royalty, stream or other interest; interpretation by government entities of tax laws or the implementation of new tax laws; changes in tax laws impacting Metalla; risks related to anti-bribery and anti-corruption laws; credit and liquidity risk; risks related to Metalla's information systems and cyber security; risks posed by activist shareholders;  that Metalla may suffer reputational damage in the ordinary course of business; risks related to acquiring, investing in or developing resource projects;  risks applicable to owners and operators of properties in which Metalla holds an interest;  exploration, development and operating risks; risks related to climate change; environmental risks; that the exploration and development activities related to mine operations are subject to extensive laws and regulations; that the operation of a mine or project is subject to the receipt and maintenance of permits from governmental authorities; risks associated with the acquisition and maintenance of mining infrastructure; that Metalla's success is dependent on the efforts of operators' employees; risks related to mineral resource and mineral reserve estimates; that mining depletion may not be replaced by the discovery of new mineral reserves; that operators' mining operations are subject to risks that may not be able to be insured against; risks related to land title; risks related to international operations; risks related to operating in countries with developing economies; risks related to the construction, development and expansion of mines or projects; risks associated with operating in areas that are presently, or were formerly, inhabited or used by indigenous peoples; that Metalla is required, in certain jurisdictions, to allow individuals from that jurisdiction to hold nominal interests in Metalla's subsidiaries in that jurisdiction; the volatility of the stock market; that existing securityholders may be diluted; risks related to Metalla's public disclosure obligations; risks associated with future sales or issuances of debt or equity securities; risks associated with the Company's loan facility; that there can be no assurance that an active trading market for Metalla's securities will be sustained; risks related to the enforcement of civil judgments against Metalla; risks relating to Metalla potentially being a passive "foreign investment company" within the meaning of U.S. federal tax laws; and the other risks and uncertainties disclosed under the heading "Risk Factors" in the Company's most recent Annual Information Form, annual report on Form 40-F and other documents filed with or submitted to the Canadian securities regulatory authorities on the SEDAR+ website at www.sedarplus.ca and the U.S. Securities and Exchange Commission on the EDGAR website at www.sec.gov. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.